March 12, 2020

John Meloun
Chief Financial Officer
Xponential Fitness, Inc.
17877 Von Karman Ave, Suite 100
Irvine, CA 92614

       Re: Xponential Fitness, Inc.
           Draft Registration Statement on Form S-1
           Submitted February 13, 2020
           CIK 0001802156

Dear Mr. Meloun:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 3

1. We note your statement that "[b]ased on our internal and third-party analyses, we estimate that we have the opportunity to increase our franchised studio base to more than
       _____ additional studios in the United States alone." Please give additional context for this statement so that readers can appreciate by when you would achieve this estimation and the resources you would need in order to do so.
Our Competitive Strengths, page 5

2. We note your statement on page 6 that your members ". . . spent in excess of $___ in
       [y]our franchised studios." Clarify the nature of the revenues you are referring to when
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Xponential Fitness, Inc.
March 12, 2020
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         you refer to your consumer's spend rate.
Summary Consolidated Financial and Other Data, page 20

3. Please disclose the amounts payable under settlement agreements in note (3) on page 21 and where the obligations are classified in the consolidated balance sheet. Please similarly revise the disclosure in note (2) on page 77.
Risk Factors
The number of new studios that actually open in the future may differ materially from the number of studio licenses sold . . ., page 25

4. We note you disclose that "[h]istorically, a portion of [y]our licenses sold have not ultimately resulted in new studios." Please provide context for the disclosure by quantifying the portion of your licenses sold that have not ultimately resulted in new studios. In this regard, throughout your prospectus, you make reference to the number of studios your franchisees are contractually obligated to open, however, it is not clear to what extent your franchisees fulfill such obligations or not. Please revise your disclosure, here or on page 113, where you discuss your Franchise Agreements.
We are controlled by the Pre-IPO LLC Members whose interests in our business may be different than yours., page 51

5. We note your disclosure that following completion of the offering you will be controlled by the Pre-IPO LLC Members. Please revise your risk factor to discuss the associated risks to investors, such as their inability to elect board members or approve corporate actions.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Key Performance Indicators, page 81

6. Since system-wide sales include sales by franchisees that are not your revenues, please provide disclosure that adequately defines system-wide sales and clearly states this is an operating measure not in accordance with GAAP. Your disclosure should be balanced with relevant GAAP information by providing details of what proportion represents your revenues versus franchisees revenues. In addition, please include statements indicating the reasons why the metric provides useful information to investors, and how management uses the metric in managing or monitoring performance of the business.
7. Where you discuss and quantify "Licenses Sold," please provide additional information to
FirstName LastNameJohn Meloun
       put this KPI in context. Specifically, revise to disclose how an investor should interpret
Comapanyamount you disclose as it relates to when a new studio will open and expected future the NameXponential Fitness, Inc.
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       12, 2020 revenues.
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Key Components of Results of Operations, page 83

8. Enhance your disclosure to provide additional information about how you determine the initial franchise fee your franchisees incur upon execution of a franchise agreement.
Consolidated Statements of Operations, page F-7

9. Please provide earnings per unit data in accordance with ASC 260. Please refer to ASC
         260-10-15-2. In addition, please provide pro forma income tax and earnings per share data for the latest fiscal year. Please note that this comment also applies to Summary
         Consolidated Financial and Other Data on page 20 and Selected Consolidated Financial
         Data on page 77.
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Segment information, page F-10

10. We note from your disclosure that you determined you operate in one operating segment.
         Considering your management structure includes Brand Presidents as key members of your leadership team and that your portfolio includes eight leading brands, please explain to us why you believe franchise operations represents one reportable segment under the guidance in ASC 280-10-50, and why each of your brands do not represent separate operating segments. In your response, please provide us the following information:

              Describe the role of the CODM and each of the individuals that report to the CODM;
              Describe the role of each Brand President;
              Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends meetings;
              Tell us who is held accountable for each of the brands and the title and role of the person this individual(s) reports to in the organization; Describe the information regularly provided to the CODM and how frequently it is
              prepared; and
              If your brands are considered operating segments, please tell us your basis for aggregating operating segments into a single reportable segment and why aggregation is consistent with the objective and basic principles of ASC 280.
Note 7. Debt, page F-25

11. We note your disclosure in the first risk factor on page 49 that the credit facility restricts your ability to make payments or distributions to your affiliates or equity holders. Please tell us your consideration of disclosing the restrictions on the payment of distributions and their pertinent provisions.
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Note 10. Equity Compensation, page F-30

12. Please tell us your consideration of disclosing the following information in accordance with ASC 718-10-50.

              The method of estimating the fair value of the phantom stock units and profit interest units;
              Weighted average exercise (or purchase) prices for units outstanding at the beginning and end of the year, exercisable at the end of the year and those granted, vested and forfeited during the year;
              The weighted average exercise price and remaining contractual term of units outstanding and units exercisable; and
              A description of the method used to estimate the fair value of awards under the share-
              based payment arrangements and a description of of the significant assumptions used to estimate fair value of share-based awards.
13. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the
         IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.
Part II
Item 17. Undertakings, page II-4

14. Please revise to include the undertakings required by Item 512(a)(6) of Regulation S-K.
General

15. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
16. Please tell us how you have arrived at your estimation that "in 2019, boutique fitness was a $___ billion industry and was the fastest growing segment of the U.S. health and fitness club industry" and the related statistics you provide on page 10. John Meloun
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       You may contact Blaise Rhodes at 202-551-3774 or Bill Thompson at 202-551-3344 if
you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services